Algonquin Power & Utilities Corp. Completes Sale of Renewable Energy Business to LS Power
Marks key achievement in strategic transition to pure-play regulated utility
OAKVILLE, Ontario – January 8, 2025 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) announced today it has completed the sale of its non-regulated renewable energy business (excluding the Company’s hydro fleet) to a wholly owned subsidiary of LS Power.
“We are pleased with the timely and successful completion of the sale of our renewable energy business," said Chris Huskilson, Chief Executive Officer of AQN. "This transaction, coupled with the recent sale of our 42.2% ownership stake in Atlantica Sustainable Infrastructure plc on December 12, 2024, achieves a pivotal step in our journey to transform AQN into a pure-play regulated utility with reduced complexity. Though there is still work to be done, passing this milestone should enable a greater focus on increasing the pace of this transition.”
AQN intends to use the net proceeds from the transaction to pay down existing debt and strengthen its balance sheet.
J.P. Morgan served as the exclusive financial advisor to AQN in connection with the transaction. Gibson, Dunn & Crutcher LLP and Blake, Cassels & Graydon LLP served as legal advisors.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “intends”, “should” and “expects” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the expected pace of the Company’s transition to a pure-play regulated utility; and the expected use of proceeds from the sale of Company’s renewable energy business. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. There can be no assurance that any of the intended benefits and aims of the sale of the Company’s renewable energy business will be realized. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2023, and Management Discussion and Analysis for the three and nine months ended September 30, 2024, each of which is available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.